Consolidated Financial Statements and Report of Independent Certified Public Accountants

ASA Electronics, LLC and Subsidiaries

November 30, 2014 and 2013, and for the years ended
November 30, 2014, 2013 and 2012

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Grant Thornton LLP
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Members
ASA Electronics, LLC and Subsidiaries
We have audited the accompanying consolidated financial statements of ASA Electronics, LLC (a Delaware limited liability company) and subsidiaries (the Company), which comprise the consolidated balance sheet as of November 30, 2014, and the related consolidated statements of income, changes in members’ equity, and cash flows for the year then ended, and the related notes to the financial statements.
Management’s responsibility for the financial statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.
Auditor’s responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ASA Electronics, LLC and subsidiaries as of November 30, 2014, and the results of their operations and their cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.
Other matters
We also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of the Company as of and for the year ended November 30, 2013, and our report dated January 24, 2014, expressed an unmodified opinion on those 2013 consolidated financial statements.
The consolidated financial statements of the Company as of and for the year ended November 30, 2012, were audited by other auditors in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those auditors expressed an unmodified opinion on those 2012 consolidated financial statements in their report dated February 1, 2013.
GRANT THORNTON LLP
Chicago, Illinois
01/26/2015

ASA Electronics, LLC and Subsidiaries

Consolidated Balance Sheets
November 30,

	2014	2013

ASSETS

CURRENT ASSETS
Cash and cash equivalents	$11,728,900	$11,307,826
Available-for-sale securities	6,612,999	6,000,000
Trade receivables, net	7,993,998	7,051,656
Receivables - related party	313	1,000
Net Inventories	18,829,431	16,715,722
Prepaid expenses and other assets	337,425	553,924
Prepaid expenses - related party	46,397	45,457
Total current assets	45,549,463	41,675,585

LEASEHOLD IMPROVEMENTS AND EQUIPMENT, NET	2,596,302	2,394,300

INTANGIBLE ASSETS	2,742,123	2,742,123
TOTAL ASSETS	$50,887,888	$46,812,008

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES
Accounts payable	$2,532,315	$1,339,931
Accounts payable - related party	369,523	47,000
Accrued expenses:
Payroll and related taxes	1,773,665	2,040,625
Warranty	2,302,926	2,023,000
Accrued customer co-op/rebates	663,840	583,086
Other	168,977	151,274
Total current liabilities	7,811,246	6,184,916

COMMITMENTS AND CONTINGENCIES

LONG-TERM LIABILITIES
Warranty	383,821	439,000

Total liabilities	8,195,067	6,623,916

MEMBERS' EQUITY	42,692,821	40,188,092
TOTAL LIABILITIES AND MEMBERS' EQUITY	$50,887,888	$46,812,008

The accompanying notes are an integral part of these statements.

ASA Electronics, LLC and Subsidiaries

Consolidated Statements of Income
November 30,

	2014	2013	2012

Net sales	$92,651,340	$92,500,296	$84,641,165

Cost of goods sold	71,028,347	70,567,304	65,928,392

Gross profit	21,622,993	21,932,992	18,712,773

Selling, general and administrative expenses	10,203,961	10,136,384	9,726,938

Operating income	11,419,032	11,796,608	8,985,835

Other income:
Interest income	58,373	43,744	36,229
Other	382,597	3,361	—
Total other income	440,970	47,105	36,229
NET INCOME	$11,860,002	$11,843,713	$9,022,064

The accompanying notes are an integral part of these statements.

ASA Electronics, LLC and Subsidiaries

Consolidated Statements of Members' Equity
November 30,

	2014	2013	2012

Balance, beginning of year	$40,188,092	$33,916,314	$29,460,652
Net income	11,860,002	11,843,713	9,022,064
Member distributions	(9,355,273)	(5,571,935)	(4,566,402)
Balance, end of year	$42,692,821	$40,188,092	$33,916,314

The accompanying notes are an integral part of these statements.

ASA Electronics, LLC and Subsidiaries

Consolidated Statements of Cash Flows
November 30,

	2014	2013	2012

Cash Flows From Operating Activities
Net income	$11,860,002	$11,843,713	$9,022,064
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	1,149,988	961,996	1,168,476
Inventory writedowns and reserves	568,979	26,221	75,900
(Gain) loss on sale of equipment	55,703	(1,352)	11,062
Change in assets and liabilities:
Trade receivables	(941,655)	453,779	(1,353,350)
Inventories	(2,682,688)	454,094	(2,361,507)
Prepaid expenses	215,559	(99,685)	(113,597)
Accounts payable	1,514,907	62,175	(532,581)
Accrued expenses	56,245	614,788	130,196
Other	395	—	—
Net cash provided by operating activities	11,797,435	14,315,729	6,046,663

Cash Flows From Investing Activities
Proceeds on sale of equipment	6,533	—	9,940
Purchase of leasehold improvements and equipment	(1,414,620)	(1,335,606)	(786,917)
Other	—	—	(150,000)
Proceeds from sale of available-for-sale securities	5,710,000	895,000	1,395,000
Purchase of available-for-sale securities	(6,323,000)	(2,895,000)	(4,340,000)
Net cash used in investing activities	(2,021,087)	(3,335,606)	(3,871,977)

Cash Flows From Financing Activities
Member distributions	(9,355,274)	(5,571,935)	(4,566,402)
Net cash used in financing activities	(9,355,274)	(5,571,935)	(4,566,402)
Increase (decrease) in cash and cash equivalents	421,074	5,408,188	(2,391,716)

Cash and cash equivalents, beginning of year	11,307,826	5,899,638	8,291,354

Cash and cash equivalents, end of year	$11,728,900	$11,307,826	$5,899,638

The accompanying notes are an integral part of these statements.

ASA Electronics, LLC And Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
November 30, 2014 and 2013, and for the years ended November 30, 2014, 2013 and 2012

NOTE A - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Since 1977, ASA Electronics, LLC, formerly known as Audiovox Specialized Applications, LLC (ASA or the Company), has built a reputation developing mobile electronics specifically designed and tested to withstand the rigors of niche markets in the automotive industry, including the recreational vehicle, commercial vehicle, heavy-duty truck, agricultural, construction, bus, power sports, marine and spa industries. Its proprietary line of products includes Jensen 12-volt LCD and LED flat panel televisions, stereos and speakers; Voyager observation systems; and Advent microwaves, refrigerators and rooftop air conditioners. These high-quality mobile electronics and appliances are designed and tested in a research and development lab located at the Company’s corporate offices. ASA’s engineering team works in conjunction with its customers’ designers, engineers and sales team to develop customized solutions. In 2012, ASA expanded its product offerings to exclusively distribute products from Polk Audio into OEM specialty markets, including the Marine, Recreational Vehicle and Commercial industries. In 2013, the Company entered into a licensing agreement with Polk Audio to design, engineer and produce weatherized audio products. Polk Audio, also established in the 1970’s, is an award-winning designer and manufacturer of high-performance audio products, who has become the market leader in premium home and marine speakers, sound bars, amplifiers and other high-end audio products. The addition of Polk Audio products complements ASA’s existing product lineup and provides a full spectrum of audio, video, observation and appliance options for its customers. The various products offered by ASA are sold throughout the world to original equipment manufacturers as well as the respective aftermarket segments. In addition to the headquarters in Elkhart, Indiana, ASA also has two public distribution centers in Oregon and California, and a trading office in Shenzhen, China.

Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and wholly owned subsidiaries. All significant intercompany accounts have been eliminated in consolidation.

Revenue Recognition

The Company recognizes revenue from product sales at the time of passage of title and risk of loss to the customer either at F.O.B. Shipping Point or F.O.B. Destination, based upon terms established with the customer. The Company’s selling price is fixed and determined at the time of shipment and collectability is reasonably assured and not contingent upon the customer’s resale of the product. The customers are generally not given rights of return. In the event customers are granted rights of return, the Company estimates and records an allowance for future returns. At November 30, 2014 and 2013, no such allowance was deemed necessary. Product sales are generally not subject to acceptance or installation by the Company or customer personnel.

All sales transactions are denominated in U.S. dollars.

Sales Incentives

The Company offers sales incentives to its customers primarily in the form of co-op advertising allowances and rebates. All significant sales incentives require the customer to purchase the Company’s products during a specified period of time, and are based on either a fixed dollar amount or set percentage of sales. Claims are settled either by the customer claiming a deduction against an outstanding account receivable or by the customer requesting a check. Since the sales

ASA Electronics, LLC And Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
November 30, 2014 and 2013, and for the years ended November 30, 2014, 2013 and 2012 incentive percentage can be reasonably estimated, the Company records the related rebate at the time of sale. The Company has also entered into the recreational vehicle aftermarket segment, with several of those customers having dollar-specific co-op advertising programs for participation in trade shows, placement in catalogues, countertop display units and other marketing programs. These co-op advertising programs are reviewed and adjusted, as necessary, on a quarterly basis. As of November 30, 2014 and 2013, the co-op and rebate accrual reflected as a liability on the consolidated balance sheets was approximately $663,840 and $583,086, respectively. The Company records all sales incentives as an offset to total sales on the consolidated statements of income.

Shipping and Delivery

The Company recognizes shipping and delivery costs in selling, general and administrative expenses in the accompanying consolidated statements of income. These costs for the years ended November 30, 2014, 2013 and 2012, were approximately $529,008, $621,000 and $649,000, respectively.

State Sales Taxes

The Company has elected to report sales tax charged on sales on a net basis.

Cash and Cash Equivalents

For purposes of the consolidated statement of cash flows, the Company considers investments in various repurchase agreements with its bank, money market accounts and treasury bills with a maturity of three months or less to be cash equivalents. Cash equivalents amounted to approximately $9,462,220 and $10,315,713 at November 30, 2014 and 2013, respectively.

The Company maintains its cash accounts in amounts, which at times may be in excess of insurance limits provided by the Federal Deposit Insurance Corporation. The Company does not believe it is subject to any significant credit risk related to these balances.

Trade Receivables

Trade receivables are carried at original invoice amount less an estimate made for doubtful receivables based on a review of all outstanding amounts on a monthly basis. Trade receivables in the accompanying consolidated balance sheets at November 30, 2014 and 2013, are stated net of an allowance for doubtful accounts of approximately $55,000 and $55,000, respectively. Management determines the allowance for doubtful accounts by identifying troubled accounts and by using historical experience applied to an aging of accounts. Trade receivables are written off when deemed uncollectible. Recoveries of trade receivables previously written off are recorded when received. Generally, a trade receivable is considered to be past due if any portion of the receivable balance is outstanding for more than 30 days.

Inventories

The Company values its inventory at the lower of the actual cost to purchase (primarily on a weighted moving average basis) or the current estimated market value of the inventory less expected costs to sell the inventory. The Company regularly reviews inventory quantities on hand and records a provision for excess and obsolete inventory based primarily from selling prices, indications from customers based upon current price negotiations and lower market prices. The Company’s industry is characterized by rapid technological change and frequent new product introductions that could result in an increase in the amount of obsolete inventory quantities on hand.

ASA Electronics, LLC And Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
November 30, 2014 and 2013, and for the years ended November 30, 2014, 2013 and 2012

During the years ended November 30, 2014, 2013 and 2012, the Company recorded write-downs of inventory of approximately $569,000, $26,000 and $76,000, respectively, related to lower of cost or market adjustments. These charges to income are included in cost of goods sold in the accompanying consolidated statements of income.

Leasehold Improvements and Equipment

All fixed asset purchases are recorded at the original cost. Leasehold improvements are amortized over the lesser of the underlying lease term or the estimated useful lives. Equipment is depreciated principally using the straight-line method over the following estimated useful lives:

Asset description	Estimated useful life
Leasehold improvements	5-9 years
Machinery and equipment	5-10 years
Tooling and molding	1-3 years
Transportation equipment	5 years
Office furniture and fixtures	10 years
Computer equipment	3 years
Booth displays	7 years

Tooling is amortized on a per unit basis. The Company estimates the annual sales volume produced and life expectancy of the tooling to determine the per unit amortization amount. This per unit amount increases inventory cost upon receipt into a U.S. warehouse and is subsequently charged to cost of goods sold upon sale of the related product.

Intangible Assets

The Company acquired certain trademark rights from Voxx International (Voxx) in August 2003. In connection with the acquisition, Voxx sublicensed its rights in relation to the trademark to the Company and cannot terminate these rights under the terms of the acquisition agreement. The Company has accounted for trademark rights as an indefinite-lived intangible asset. Accounting standards require that intangible assets with indefinite useful lives be tested for impairment at least annually or more frequently if an event occurs or circumstances change that could more likely than not reduce the fair value below its carrying amount. When determining the fair value of trademark rights, the Company uses the relief from royalty method, which requires the determination of fair value based on if the Company was licensing the right to the trademark in exchange for a royalty fee. The Company utilizes the income approach to determine future revenues to which to apply a royalty rate. The royalty rate is based on market approach concepts. In considering the value of trademark rights, the Company looks to relative age, consistent use, quality, expansion possibilities, relative profitability and relative market potential. The Company has performed its annual impairment test for the years ended November 30, 2014, 2013 and 2012, and no impairment was identified.

Long-lived Assets

In accordance with accounting standards, the Company reviews its long-lived assets periodically to determine potential impairment. If indicators are present, the Company compares the carrying value of the long-lived assets with the estimated future net undiscounted cash flows expected to result from the use of the assets, including cash flows from disposition. Should the sum of the expected future net cash flows be less than the carrying value, the Company would recognize an impairment loss at that date. An impairment loss would be measured by comparing the amount by which the carrying value exceeds the fair value of the long-lived assets. There was no impairment of long-lived assets for the years ended November 30, 2014, 2013 and 2012.

ASA Electronics, LLC And Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
November 30, 2014 and 2013, and for the years ended November 30, 2014, 2013 and 2012

Warranties

The Company provides a limited warranty primarily for a period of up to two years for its products. The Company’s standard warranties require the original equipment manufacturer, aftermarket distributor, its dealers or the end user to repair or replace defective products during such warranty periods at no cost to the consumer. The Company estimates the costs that may be incurred under its basic limited warranty and records a liability in the amount of such costs at the time product revenue is recognized. The related expense is included in cost of goods sold in the accompanying consolidated statements of income. Factors that affect the Company’s warranty liability include the number of units sold, historical and anticipated rates of warranty claims, the historical lag time between product sales and product claims, and cost per claim. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. The Company utilizes historical trends and analytical tools to assist in determining the appropriate loss reserve levels.

Changes in the Company’s warranty liability during the years ended November 30, 2014, 2013 and 2012, are as follows:

	2014	2013	2012

Balance, beginning of year	$2,462,000	$2,245,000	$2,296,000
Accruals for products sold	2,091,840	2,239,681	1,905,353
Payments made	(1,867,093)	(2,022,681)	(1,956,353)
Balance, end of year	$2,686,747	$2,462,000	$2,245,000

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

As a limited liability company, the Company’s taxable income is allocated to members in accordance with their respective percentage ownership. However, a provision for Hong Kong profit tax, China enterprise income tax, China value added tax, and U.S. state income taxes for the years ended November 30, 2014 and 2013, in the amounts of approximately $29,500 and $11,000, respectively, has been recorded.

Management evaluated the Company’s tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the consolidated financial statements to comply with the provisions of this guidance. With few exceptions, the Company is no longer subject to tax examinations by the U.S. federal, state or local tax authorities for years before 2011.

Recent Accounting Guidance

In May 2014, the FASB issued ASU 2014-09, "Revenues from Contracts with Customers (Topic 606)," which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. The standard requires entities to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects

ASA Electronics, LLC And Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
November 30, 2014 and 2013, and for the years ended November 30, 2014, 2013 and 2012 the consideration to which the entity expects to be entitled in exchange for those goods and services. The new guidance also includes a cohesive set of disclosure requirements intended to provide users of financial statements comprehensive information about the nature, amounts, timing and uncertainty of revenue and cash flows arising from a company's contracts with customers. ASU 2014-09 is effective for public entities for annual reporting periods beginning after December 15, 2016 and for private companies it is effective for annual reporting periods beginning December 15, 2017.  Early adoption is not permitted. Retrospective or modified retrospective application of the accounting standard is required. The Company is currently evaluating the impact of ASU 2014-09 on the Company's Consolidated Financial Statements and disclosures.

NOTE B - FAIR VALUE MEASUREMENTS

Accounting standards specify a hierarchy of valuation techniques based upon whether the inputs to those valuation techniques reflect assumptions other market participants would use based upon market data obtained from independent sources (observable inputs), or reflect the Company’s own assumptions of market participant valuation (unobservable inputs). In accordance with the accounting standards, these two types of inputs have created the following fair value hierarchy:

Level 1 - Quoted prices in active markets that are unadjusted and accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 - Quoted prices for identical assets and liabilities in markets that are not active, quoted prices for similar assets and liabilities in active markets or financial instruments for which significant inputs are observable, either directly or indirectly.

Level 3 - Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

The standard requires the use of observable market data if such data is available without undue cost and effort. For the years ended November 30, 2014 and 2013, the application of valuation techniques applied to similar assets and liabilities has been consistent.

The following methods and assumptions were used to estimate the fair value of financial instruments for which it is practicable to estimate that value:

Cash and cash equivalents, accounts receivable and accounts payable - The carrying amounts approximate fair value due to the short maturity of those instruments.

Available-for-sale securities consist of investments in marketable debt securities. Debt securities consist primarily of obligations of municipalities and industrial revenue bonds, which are not subject to principal risk or fluctuation due to weekly interest rate adjustments.

Management determines the appropriate classification of securities at the date individual investment securities are acquired and the appropriateness of such classification is reassessed at each balance sheet date. Since the Company neither buys investment securities in anticipation of short-term fluctuation in market prices nor commits to holding debt securities to their maturities, the investments in marketable debt securities have been classified as available-for-sale in accordance with accounting standards. Available-for-sale securities are stated at fair value, and unrealized holding gains and losses, if any, are reported as a separate component of members’ equity. No unrealized gains or losses were recorded for the periods presented, and no such cumulative amounts exist.

A decline in the market value of any available-for-sale security below cost that is deemed other than temporary results in a reduction in carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the

ASA Electronics, LLC And Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
November 30, 2014 and 2013, and for the years ended November 30, 2014, 2013 and 2012 security is established. The Company considers numerous factors, on a case-by-case basis, in evaluating whether the decline in market value of an available-for-sale security below cost is other than temporary. Such factors include, but are not limited to (1) the length of time and the extent to which the market value has been less than cost, (2) the financial condition and the near-term prospects of the issuer or the investment, and (3) whether the Company’s intent to retain the investment for the period of time is sufficient to allow for any anticipated recovery in market value. During the years ended November 30, 2014 and 2013, the Company did not hold any investments that had such a decline in value.

The bonds contain a put feature that allows the Company to periodically sell the bonds to a brokerage house at par value. The bonds also have a floating interest rate, which is reset on a periodic basis, and are backed by third-party letters of credit. As of November 30, 2014, the bonds had a weighted-average yield of 0.20%. To estimate their fair value, the Company considered the par value of the bonds, potential default probabilities, market yield curves and the seven-day put feature.

The following is a summary of the Company’s Level 2 investment securities as of November 30:

2014
Level 2
		Gross	Gross
		Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

Municipal bonds	$6,613,000	$—	$—	$6,613,000

2013
Level 2
		Gross	Gross
		Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

Municipal bonds	$6,000,000	$—	$—	$6,000,000

The cost and fair value of debt securities by contractual maturities as of November 30, 2014 are as follows:

		Fair
	Cost	Value

Due after three years	$6,613,000	$6,613,000

Expected maturities may differ from contractual maturities because the issuers of certain debt securities have the right to prepay their obligations without penalty.

A summary of proceeds from the sale of available-for-sale securities and investment earnings for the years ended November 30, 2014, 2013, and 2012 is as follows:

ASA Electronics, LLC And Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
November 30, 2014 and 2013, and for the years ended November 30, 2014, 2013 and 2012

	2014	2013	2012

Proceeds from the sale of available-for-sale securities	$5,710,000	$895,000	$1,395,000

Interest earned	$58,373	$43,744	$36,229

NOTE C - LEASEHOLD IMPROVEMENTS AND EQUIPMENT

The cost of leasehold improvements and equipment and the related accumulated depreciation at November 30, 2014 and 2013, are as follows:

	2014	2013

Leasehold improvements	$1,115,974	$1,141,543
Machinery and equipment	1,536,183	1,469,346
Tooling and molding	3,514,015	2,978,999
Transportation equipment	646,580	561,176
Office furniture and fixtures	500,826	485,125
Computer equipment	1,558,619	1,472,585
Booth displays	248,237	248,237
Construction in progress	778,243	623,118
	9,898,677	8,980,129
Less accumulated depreciation	7,302,374	6,585,829
	$2,596,303	$2,394,300

NOTE D - LINE OF CREDIT

The terms of a loan agreement with a bank permit the Company to borrow a maximum of $10,000,000. At November 30, 2014 and 2013, no amount was outstanding under this agreement. Borrowings under the agreement bear interest at prime minus 0.50% or LIBOR plus 2.00%, at the Company’s option; are collateralized by accounts receivable and inventories; and are subject to a tangible net worth covenant. The agreement expires on July 1, 2015, and does not include commitment fees for unused portions. No amounts were drawn during the year and no interest expense was recorded.

NOTE E - MAJOR VENDORS

For the years ended November 30, 2014, 2013 and 2012, the Company purchased approximately 72%, 74% and 75%, respectively, of its products for resale from its top five vendors. The top five vendors varied during the years presented.

The Company’s licensing agreement with Polk Audio, dated June 17, 2013, requires that a royalty be paid on the Company’s net sales of licensed products. The agreement designates the royalty amount on a sliding scale from 5% to 10% based on calendar-year purchases of Polk Audio speakers and amplifiers. Guaranteed royalty minimums of $90,000 for 2014 and 2015 were also established. In 2014, the Company’s sales of licensed Polk Audio items exceeded the minimum royalty amount and the Company anticipates an applicable royalty rate of 5%. During 2014, the Company paid $87,665 in royalties, and also reflected a royalty liability in the amount of $22,310 as of November 30. Per the agreement, the final 2014 royalty payment will be paid within 60 days of the calendar year-end.

NOTE F - TRANSACTIONS WITH RELATED PARTIES AND LEASE COMMITMENTS

The Company is affiliated with various entities through common ownership by Voxx. Transactions with Voxx, its affiliates and subsidiaries for the years ended November 30, 2014, 2013, and 2012 are approximately as follows:

ASA Electronics, LLC And Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
November 30, 2014 and 2013, and for the years ended November 30, 2014, 2013 and 2012

	2014	2013	2012

Net product sales	$2,683	$195,000	$7,000
Purchases	2,675,451	655,000	295,000

At November 30, 2014 and 2013, amounts included in trade receivables and accounts payable resulting from the above transactions are approximately as follows:

	2014	2013

Trade receivables	$313	$1,000
Accounts payable	369,523	47,000

The Company leases warehouse, manufacturing and office facilities from Irions Investments, LLC, an entity related through common ownership, for approximately $47,000 per month, plus the payment of property taxes, normal maintenance and insurance on the property under an agreement that expires in August 2016, with two five-year options to extend, at the Company’s discretion. The lease with Irions Investments, LLC contains a clause that increases the monthly rent amount each year, and is based on the Consumer Price Index. The Company also leases warehouse space for $3,200 per month in Elkhart, Indiana. This arrangement is temporary in nature and the term of the lease agreement is defined as month to month. Finally, the Company leases office space in the Shenzhen province of China, with an approximate monthly rent of $8,600 through May 2016.

The Company leases certain equipment from unrelated parties under agreements that require monthly payments totaling approximately $572 which expire through July 2017.
The total rental expense included in the consolidated statements of income for the years ended November 30, 2014, 2013 and 2012, is approximately $712,000, $710,000 and $634,000, respectively, of which approximately $555,000, $545,000 and $535,000, respectively, was paid to Irions Investments, LLC. As of November 30, 2014 and 2013 we have prepaid rent balances paid to Irions Investments, LLC of approximately $46,000 and $45,000 respectively, which equate to one month’s lease payment.

ASA utilizes two public warehouses, with locations in California and Oregon. The leases at both locations are considered month to month and can be terminated with 90 days’ notice. As a result, the commitment schedule below includes three months of outside warehouse rent charges for 2014 only.

The total approximate minimum rental commitment at November 30, 2014, under the leases is due as follows:

	Related Party	Other	Total

Year ending November 30,
2015	$565,000	$132,000	$697,000
2016	430,000	60,000	490,000
2017	—	3,000	3,000
	$995,000	$195,000	$1,190,000

NOTE G - EMPLOYEE BENEFIT PLANS

The Company has profit-sharing and 401(k) plans for the benefit of all eligible employees. The Company’s contributions are discretionary and are limited to amounts deductible for federal income tax purposes. Discretionary contributions

ASA Electronics, LLC And Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
November 30, 2014 and 2013, and for the years ended November 30, 2014, 2013 and 2012 were approximately $326,000, $321,000 and $310,000 for the years ended November 30, 2014, 2013 and 2012, respectively.

The Company also maintains a discretionary employee bonus plan for the benefit of its key executive managers and select salespersons. The total bonus expense included in the consolidated statements of income for the years ended November 30, 2014, 2013 and 2012, is approximately $2,709,000, $2,705,000 and $2,044,000, respectively.

The Company offers a health plan for its employees, which is self-insured for medical and pharmaceutical claims up to $35,000 per participant and, after that, aggregate stop-loss insurance coverage is in place. If the Company’s aggregate medical claims, including prescriptions, had exceeded approximately $520,000 in 2014, the stop-loss coverage policy would have taken effect. In 2014, the stop-loss aggregate limit was not exceeded. The medical and prescription claims totaled approximately $287,000 in 2014. The stop-loss portion of the coverage has been reinsured with an A-rated commercial carrier. The total health plan expense included in the consolidated statements of income for the years ended November 30, 2014, 2013 and 2012, is approximately $539,000, $430,000 and $621,000, respectively. These expense figures include medical, vision and dental claims, and third-party administration fees, in addition to wellness program expenses and Company contributions to health savings accounts.

NOTE H - LITIGATION

As of November 30, 2014, the Company had no pending legal proceedings. When a legal claim occurs, those proceedings have been, in the opinion of management, ordinary routine matters incidental to the normal business conducted by the Company. In the opinion of management, the ultimate disposition of any such proceedings are not expected to have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows.

NOTE I - MAJOR CUSTOMERS

Net sales to customers comprising 10% of more of total net sales for the years ended November 30, 2014, 2013, and 2012 and the related trade receivables balance at those dates are approximately as follows:

	Net Sales			Trade Receivable Balance
	2014	2013	2012	2014	2013	2012
Customer A	$9,528,000	$12,705,000	$13,505,000	$791,000	$516,000	$768,000
Customer B	15,101,000	15,973,000	14,986,000	821,000	928,000	539,000
	$24,629,000	$28,678,000	$28,491,000	$1,612,000	$1,444,000	$1,307,000

NOTE J - MEMBERS’ EQUITY

In accordance with the generally accepted method of presenting limited liability company financial statements, the accompanying consolidated financial statements do not include other corporate assets and liabilities of the members, including their obligation for income taxes on the net income of the limited liability company nor any provision for income tax expense.

The limited liability company operating agreement does not provide for separate classes of ownership. Voxx and ASA share equally in all limited liability company events and the related member accounts are considered equal on a fair value basis. The expiration date of the operating agreement is February 28, 2047.

ASA Electronics, LLC And Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
November 30, 2014 and 2013, and for the years ended November 30, 2014, 2013 and 2012

NOTE K - SUBSEQUENT EVENTS

The Company evaluates subsequent events occurring between the most recent balance sheet date and January 26, 2015, the date that the consolidated financial statements are available to be issued in order to determine whether the subsequent events are to be recorded in and/or disclosed in the Company’s consolidated financial statements and footnotes.

It is the Company’s intent to distribute funds to members to cover their income tax liabilities. Subsequent to November 30, 2014, the Company declared and paid approximately $1,861,000 of member distributions relating to the fourth quarter of 2014.